SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Blyth, Inc.

(Name of Subject Company (Issuer))

Blyth, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

09643P108

(CUSIP Number of Class of Securities)

Robert B. Goergen

Chairman of the Board and Chief Executive Officer

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bruce D. Kreiger, Esq.

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

and

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, Connecticut 06901

Telephone: (203) 325-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$140,000,000	$17,738.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,000,000 outstanding shares of common stock, par value $0.02 per share, are being purchased at the maximum possible tender offer price of $35.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,738.00	Filing Party: Blyth, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 7, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 7, 2004 (the “Schedule TO”) by Blyth, Inc., a Delaware corporation (together with its subsidiaries, “Blyth,” or the “Company”), relating to the offer by the Company to purchase for cash up to 4,000,000 shares of its common stock, par value $0.02 per share, at a price not more than $35.00 nor less than $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 7, 2004 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following:

(a	)(5)(F)	Excerpts from first quarter earnings call speech on Monday, June 7, 2004.

(a	)(5)(G)	Summary Advertisement, dated June 9, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLYTH, INC.

By:	/s/ ROBERT B. GEORGEN
	Name: Title:	Robert B. Georgen Chairman of the Board and Chief Executive Officer

Dated: June 9, 2004

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated June 7, 2004.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Notice of Guaranteed Delivery.*

(a	)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 7, 2004.*

(a	)(1)(E)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated June 7, 2004.*

(a	)(1)(F)	Letter from the plan administrator of the Company’s 401(k) and Profit Sharing Plan to the participants in such plan, dated June 7, 2004.*

(a	)(1)(G)	Election Form for participants in the Company’s 401(k) and Profit Sharing Plan.*

(a	)(5)(A)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to employees of Blyth, Inc., dated June 7, 2004.*

(a	)(5)(B)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to stockholders of Blyth, Inc., dated June 7, 2004.*

(a	)(5)(C)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to Partylite consultants, dated June 7, 2004.*

(a	)(5)(D)	Questions and Answers with respect to the tender rights of participants in the Company’s 401(k) and Profit Sharing Plan.*

(a	)(5)(E)	Press release, dated June 7, 2004.*

(a	)(5)(F)	Excerpts from first quarter earnings call speech on Monday, June 7, 2004.**

(a	)(5)(G)	Summary Advertisement, dated June 9, 2004.**

(b	)(1)	Credit Agreement, dated as of August 5, 2002, among the Company, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Bank of America, N.A. and LaSalle Bank, National Association, as Co-Syndication Agents and Fleet National Bank and Wachovia Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003).*

(d	)(1)(A)	Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).*

(d	)(1)(B)	Amendment No. 1 dated as of June 15, 2002 to the Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.6(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003).*

(d	)(1)(C)	Amendment No. 2 dated as of March 31, 2004 to the Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.6(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).*

(d	)(2)(A)	Registration Rights Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit A to the Employment Agreement filed as Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).*

(d	)(2)(B)	Amendment No. 1 dated as of March 12, 2004 to the Registration Rights Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.7(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).*

(d	)(3)(A)	Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed April 17, 2000).*

(d	)(3)(B)	Amendment No. 1 to the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).*

(d	)(3)(C)	Form of Non-transferable Incentive Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996).*

(d	)(3)(D)	Form of Non-transferable Non-Qualified Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996).*

(d	)(4)(A)	Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed April 19, 2002).*

(d	)(4)(B)	Amendment No. 1 to the Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 10.12(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).*

(d	)(4)(C)	Form of Stock Option Agreement under the 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-77458).*

(d	)(5)(A)	2003 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K/A filed April 17, 2003).*

(d	)(5)(B)	Amendment No. 1 to the 2003 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed April 27, 2004).*

(d	)(5)(C)	Form of 2003 Long-Term Incentive Plan Restricted Stock Unit Agreement.*

(d	)(5)(D)	Form of 2003 Long-Term Incentive Plan Restricted Stock Award Agreement.*

(d	)(5)(E)	Form of 2003 Long-Term Incentive Plan Stock Option Agreement.*

(d	)(5)(F)	Excerpt from first quarter earnings call speech for Monday June 7, 2004.*

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed on Schedule TO on June 7, 2004.
**	Filed herewith.